TERYL RESOURCES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
Form 52-102F1

DATED September 28, 2005

The following discussion of the results of operations of the Company for the fiscal year ended May 31, 2005, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the fiscal year ended May 31, 2005 and 2004.

Overall Performance

We are engaged in the acquisition, exploration and development of natural resource properties. We currently have mineral property interests in Alaska and British Columbia.

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district.

Selected Annual Information

The following information is derived from our financial statements for each of the three most recently completed financial years:

		May 31, 2005	May 31, 2004	May 31, 2003
Net sales or total revenues		28,307	21,037	24,255
Net income or (loss) before discontinued items or extraordinary items
-	total	(515,740)	(791,776)	(314,572)
-	per share undiluted	(0.01)	(0.03)	(0.01)
-	per share diluted	(0.01)	(0.03)	(0.01)
Net income or loss after discontinued operations
-	total	(515,740)	(791,776)	(314,572)
-	per share undiluted	(0.01)	(0.03)	(.01)
-	per share diluted	(0.01)	(0.03)	(.01)
Total assets		3,409,709	3,144,121	2,117,591
Total long-term financial liabilities		$ nil	$ nil	$ nil
Cash dividends declared per share		$ nil	$ nil	$ nil

Results Of Operations

The following discussion of the Company’s financial condition at May 31, 2005 and the changes in financial condition and results of operations for the years ended May 31, 2005 and 2004 should be read in conjunction with the financial statements of the Company and related notes included therein. The Company’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

Fiscal 2005 compared to 2004

The Company realized a net loss of $515,740 in fiscal 2005, compared to a net loss of $791,776 in fiscal 2004. Administrative expenses for fiscal 2005 were $511,091 compared to $777,275 for fiscal 2004. Advertising, promotion and public relations expenditure were reduced to $229,678 in fiscal 2005 compared to expenditures of $327,302 in fiscal 2004. Stock based compensation costs were $6,580 in fiscal 2005 compared with $169,355 in fiscal 2004.

At May 31, 2005, the Company’s Oil and Gas operations had a net loss of $ (4,649) compared to a net income of $11,767 for the year ended May 31, 2004, mainly due to the reworking of the CS#1 well, which resulted in unusually high operating expenses. Expenditures for exploration and development were $253,967 during fiscal 2005 compared with $654,642 during fiscal 2004.

Mining and Exploration Operations

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska. The Issuer owns a 20% interest in the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”) with Kinross owning the other 80%. The Gil claims are adjacent to the producing Fort Knox mine which is owned by Kinross, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton.

During the first half of the 2004 exploration program, the Company’s JV partner, Kinross Gold, constructed approximately 40,000 feet of soil line and collected approximately 488 soil samples using auger drills. This work generated several new exploration targets in the Main Gil Area and along Sourdough Ridge.

In April, we announced the Gil joint venture progress report for the 2004 exploration program from our joint venture partner Kinross Gold Corporation.

The goal of the 2004 Gil Exploration Program was to identify gold targets that could significantly increase the potential resource of the claim block. Field work began on June 21st, 2004 and took place in the central and eastern portions of the claim area. This included the Main Gil Area, Sourdough Ridge, Intrusive Ridge, All Gold Ridge and Too Much Gold Ridge. Exploration activities consisted of geologic mapping, 1,020 feet of trenching, 18 reverse circulation drill holes totaling 4,175 feet, and the collection of over 1000 rock and soil samples for gold assay. Initial fieldwork outlined eight gold targets that warranted further exploration. Drilling in the final portion of the exploration season tested five of the eight targets.

On April 19, 2005, a Program and Budget was announced. This Program and Budget is approved by Kinross Gold Corp. with the intent to move the Gil Joint Venture from the exploration to the development stage. The approved budget is US$793,800.

Westridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property which was drill tested by Cypress Gold in 1995. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox has produced over 400,000 ounces of gold annually. The West Ridge Property is made of 53 State mining claims held by the Company. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed.

Black Dome

We have a lease of 440 acres in the Fairbanks Mining District, Alaska. This trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation.

In consideration for the State of Alaska lease, a production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO) as follows:

Price of Gold (per ounce)			Production Royalty
Below $300.00			2.5%
$300.01	-	$350.00	3.0%
$350.01	-	$400.00	3.5%
$400.01	-	$450.00	4.0%
$450.01	-	$500.00	4.5%
Above $500.00			5.0%

Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell.

An exploration program started in August 2003. On December 8, 2003 trench geochemical results and ground geophysics were completed on the West Ridge property. The most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic. Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values.

Fish Creek Claims

In December 2004, we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes -were completed and two (2) deeper RC holes were drilled to test an intrusive target.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

In March we announced that an amending agreement has been completed to extend the term of the original Fish Creek Claims agreement between Linux Gold Corp. and Teryl, until March 5, 2007, giving Teryl a 50% interest in 30 Fish Creek claims in Alaska. Other than this extension, all other terms of the original agreement remain the same. The original Fish Creek Agreement gives Linux Gold Corp. a 5% royalty interest until US$2,000,000 has been received from the royalty payments, or may convert into a 25% working interest. Teryl Resources Corp. may purchase the 5% net royalty for US$500,000 within one year after production. Teryl Resources Corp. also agrees to expend a minimum of US$500,000 after two years for the date of this amended agreement.

The proposed consideration is the issuance of 100,000 common shares of Teryl Resources Corp. to Linux Gold Corp. There is no finder’s fee payable.

In August the Company announced that an extensive auger drilling program has commenced on the All Gold Creek anomaly on the Fish Creek property.

Fox Creek Claims

In June, 2004, a mining lease for lode exploration and mining was successfully completed on the Fox Creek Claims. The Fox Creek Claims consist of eight contiguous unpatented state of Alaska mining claims, which are located 3 miles north of Fox, Alaska. These claims are adjacent to the Company’s 100% owned West Ridge property to the northwest. Teryl Resources Corp. recently completed a drill program on the West Ridge Claims.

In November, we announced a summary of significant geological observations for the recently completed drilling at Fox Creek prospect, reported by Avalon Development Corp., the Company’s geological consulting firm, under the direction of Curt Freeman.

The drilling at Fox Creek was completed on October 29. Holes FC04-01 and FC04-02 were angled to the southeast and northwest, respectively from a drill pad placed adjacent to the rock sample site that returned 1.36 gpt gold during initial due diligence sampling. The holes were placed approximately 150 meters east of a 1995 hole drilled by AMAX Gold that returned 30 feet grading 0.03 ounces per ton of gold.

Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. The presence of molybdenite in the intrusive intercepted in hole FC04-01 suggests mineralization at Fox Creek may be similar to that at the nearby Fort Knox deposit where molybdenum is associated with gold mineralization.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments.

All samples were shipped to ALS Chemex Labs for gold plus multi-element suite analyses.

In December we announced the initial drill results from the 2004 exploration drilling. The two Fox Creek reverse circulation drill holes were completed in October to test surface sample results that returned 1.36 gpt gold during initial due diligence sampling and a 1995 hole drilled by AMAX Gold that returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt).

Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. Assays from this hole returned gold (values up to 5 feet grading 216 ppb) but did contain anomalous arsenic maximum value of 785 ppm and sporadic anomalous molybdenum (maximum value of 79 ppm) and tungsten (maximum value 2,840 ppm). The highest tungsten and molybdenum values came from the bottom 50 feet of the hole suggesting possible intrusive-related mineralization at depth nearby.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments. Significant gold mineralization was encountered in two five-foot intervals: 1,300 ppb gold from 30 to 35 feet and 2,500 ppb gold from 180 to 185 feet. Both gold-bearing intervals were hosted in altered metasediments containing minor quartz veinlets. Elevated gold values were associated with anomalous arsenic (to 5,700 ppm), molybdenum (maximum value of 82 ppm) and tungsten (maximum value 40 ppm).

Combined with soil sampling results from the adjacent West Ridge property (see news release dated November 4, 2004), the Phase 1 Fox Creek drilling results suggest the presence of intrusive related and/or intrusive hosted gold mineralization on the Fox Creek property. Additional soil auger sampling and possible ground geophysics are being planned prior to additional drilling in 2005.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with drill samples suggest no unusual or spurious geochemical results.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
	$	$	Per Share	Diluted per share
May 31, 2005	7,492	(110,233)	(0.0032)	(0.0032)
February 28, 2005	6,895	(120,684)	(0.0036)	(0.0036)
Nov. 30, 2004	11,243	(146,138)	(0.0044)	(0.0044)

August 31, 2004	2,677	(138,685)	(0.0042)	(0.0042)
May 31, 2004	4,859	(351,991)	(0.0129)	(0.0129)
February 29, 2004	5,908	(189,824)	(0.0070)	(0.0070)
Nov. 30, 2003	5,789	(83,978)	(0.0032)	(0.0032)
August 31, 2003	4,481	(165,982)	(0.0066)	(0.0066)

The changes in revenue during the above eight quarters are due to fluctuations in oil and gas prices. The changes in net loss are due to availability of funds from share issuances and the timing of the receipt of supplier invoices for goods and services. There is no seasonality in the company’s business except for mineral claim exploration and development being restricted to appropriate weather constraints.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 1 to the financial statements, the reporting currency is Canadian dollars.

Liquidity and Capital Resources

Since its incorporation, the Issuer has financed its operations almost exclusively through the sale of its common shares to investors. The Issuer expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Issuer will be successful in arranging financing on acceptable terms. To a significant extent, the Issuer’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Issuer’s exploration programs. The Issuer’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

Of the total cash raised, $770,810 came from financing activities; $28,307 from oil and gas revenues; and an opening cash surplus of $370,558. During the fiscal year ended May 31, 2005, $529,428 was spent on operations and $253,967 was spent on exploration and development of mineral property interests. During the fiscal year ended May 31, 2004, $1,167,809 was spent on operation and $654,642 was spent on exploration and development of mineral properties.

The Company’s cash surplus at May 31, 2005 was $318,287 compared with a surplus of $370,558 at May 31, 2004.

The working capital was $138,460 surplus at May 31, 2005, compared to a working capital surplus of $3,473 at May 31, 2004.

The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties.

Financing Activities

During the fiscal year ended May 31, 2005 the Company issued 1,597,000 shares on the exercise of private placement warrants to net the treasury $332,850. (See Note 12 to the financial statements). During the fiscal year ended May 31, 2005, the Company repaid loans, on a net basis, of $ 112,103 to related companies.

On May 18, 2005 the Company closed a private placement of 2,000,000 units at $0.30 per unit to raise total proceeds of $600,000. Net proceeds were $593,363. Each unit consists of one share of common stock and one half share purchase warrant. Two warrants will enable the investor to purchase one additional common share at an exercise price of $ 0.35 for one year from the date of purchase.

We intend the use of proceeds of the Offering Memorandum as follows:

Description of intended use of net proceeds listed in order of priority	Assuming max. offering
Gil Joint Venture	$ 200,000
West Ridge drilling, trenching and assays	$ 100,000
Fish Creek auger drilling	$ 50,000
Commissions	$ 45,000
Cost of offering	$ 15,000
Working capital and accounts payable	$ 190,000

Transactions with Related Parties

Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $2,500 per month for management services. The Company paid to SMR management fees totaling $30,000.00 in the period ended May 31, 2005. Administration consulting and directors fees totaling $ 25,750 were paid during the fiscal year ended May 31, 2005 (fiscal year ended May 31, 2004 - $24,375) to J. Lorette, Vice-President and director of the company, and secretarial fees of $ 23,500 (2004 - $20,874) were paid to M. Van Oord, a director of the company. Directors fees of $ 12,000 were paid to J. Robertson, President of the company, during the fiscal year ended May 31, 2005 (2004 - $12,000) and fees of $9,019 (2004 - $1,646) were paid to KLR Petroleum, Inc. for administration of the Company’s payroll and benefit plan.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Consolidated Statements of Operations and Deficit contained in its Consolidated Financial Statements for May 31, 2005 and 2004.

See the Consolidated Schedules of Deferred Exploration and Development Expenditures and Note 7 to the Consolidated Financial Statements for May 31, 2005 and 2004 for full disclosure of deferred mineral property exploration and development costs and changes on a property by property basis. See the Consolidated Statements of Operations and Deficit for May 31, 2005 and 2004 for a breakdown of the material components of the General and Administration expenses.

Outstanding Share Data

The Company’s authorized share capital consists of:

100,000,000	Common shares without par value
5,000,000	Preferred shares with a $1 par value.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval.

As of May 31, 2005, 36,777,688 common shares were issued and outstanding. There were no Preferred shares.

There were 3,184,500 warrants outstanding at May 31, 2005, which entitle the holder to purchase one common share each for various dates expiring within the next six months. They are exercisable as follows:

184,500 warrants at $0.40 expiring August 26, 2005
2,000,000 warrants at $0.60 expiring October 26, 2005 .
1,000,000 warrants at $0.35 expiring May 18, 2006.

Options outstanding at May 31, 2005 are as follows:

Exercise price	Number of
$	Shares

0.15	1,590,000
0.40	625,000
0.45	325,000
0.35	50,000

2,590,000

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com